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                                                        SEC File Number: 1-13856


                                   FORM 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   (Check One)

           [ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                        For Period Ended: March 31, 2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                   For the Transition Period Ended: N/A
                                                    ----------------
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        Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

        Full Name of Registrant:   Sel-Leb Marketing, Inc.
                                   -----------------------
        Former name if applicable: N/A
                                   -------------------

        Address of Principal
        Executive Office Street and Number): 495 River Street
                                             ----------------
                                             Paterson, NJ 07524
                                             ------------------


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Part II - Rules 12b-25(b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]  (b)   The subject annual report, semi-annual report, transition
              report on Form 10-K[SB], Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q[SB], or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

        State below in reasonable detail the reasons why the Form 10-K[SB], 20-F, 11-K, 10-Q[SB], N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

        Due to an unfortunate illness in the family of the Registrant's Controller, the Registrant has been unable to compile all financial and other information needed for completion of the Form 10-QSB and review of the Form by Registrant's management and independent auditor's by May 15, 2000. The Company is taking all necessary actions, with the part-time assistance of the Controller, to complete the Form 10-QSB.



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Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

        Jan S. Mirsky                  (973)            225-9880
        --------------------------------------------------------
        (Name)                      (Area Code)        (Telephone
                                                        Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             SEL-LEB MARKETING, INC.
                             -----------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 15, 2000                 /s/ Jan S. Mirsky
                                    -----------------------
                                    Jan S. Mirsky
                                    Executive Vice President - Finance



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                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                             SEL-LEB MARKETING, INC.


                 With respect to its Form 10-QSB for the period
                              ended March 31, 2000



        Due to the Registrant's decision to sell at lower than usual margins certain inventories to customers with whom the Registrant is hopeful of doing significant business with in the near future, and the Registrant's decision to reduce inventory of slow moving lower-margin items by selling them at reduced margins, the Registrant anticipates that it will record a loss from operations during the quarter ended March 31, 2000 that substantially differs from the gain realized by the Registrant during the same period in 1999. The Registrant is in the process of determining the amount of such change in its results of operations.



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